Exhibit 99.1

FOR IMMEDIATE RELEASE	August 20, 2010

Forbes Medi-Tech Announces Acceptance of Revised Offer from Pharmachem Laboratories, Inc. and Intention to Reconvene Annual and Special Meeting

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that MHT, LLC (“MHT”) has declined to exercise its right to match the offer of Pharmachem Laboratories Inc. (“Pharmachem”) to acquire substantially all of the assets of the Company for US$4.0 million (the “Pharmachem Revised Offer”), as described in the Company’s news release of August 16, 2010. As a result, the Company’s board of directors (the “Board”), at a meeting held on August 20, 2010, decided, in consultation with its outside counsel, to withdraw its recommendation that shareholders approve the amended and restated asset purchase agreement dated August 5, 2010 (the “MHT Amended Asset Purchase Agreement”) between MHT and the Company and, instead, to recommend that shareholders approve an asset purchase agreement dated August 20, 2010 (the “Pharmachem Asset Purchase Agreement”) between Pharmachem and the Company in respect of the Pharmachem Revised Offer to acquire substantially all of the assets of the company for US$4.0 million. Accordingly, the Company has terminated the MHT Amended Asset Purchase Agreement and entered into the Pharmachem Asset Purchase Agreement. The Company will be required to pay a US$200,000 expense reimbursement fee to MHT as a consequence of terminating the MHT Amended Asset Purchase Agreement in order to accept the Pharmachem Revised Offer.

The Company further announced today that it intends to reconvene its annual and special meeting of shareholders (the “Meeting”) on Tuesday, August 24, 2010 to consider and, if thought advisable, approve the sale of substantially all of the assets of the Company (the “Asset Sale”) and subsequent liquidation of the Company (the “Liquidation”). The Meeting was adjourned on August 16, 2010 until such time as the Company has publicly disclosed sufficient information regarding the final terms of the Asset Sale and subsequent Liquidation for shareholders to make a fully-informed decision.

The Meeting will be reconvened at the offices of McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Tuesday, August 24, 2100. The Company does not intend to mail new proxy forms and does not expect intermediaries to mail new voting instruction forms for use in connection with the reconvened Meeting. Instead, the form of proxy and voting instruction forms previously mailed to shareholders in connection with the Meeting will be used for the reconvened Meeting. The deadline for the deposit of proxies for use at the reconvened Meeting is 10:00 a.m. on August 21, 2010, but the chair of the reconvened Meeting may accept proxies on the date of the reconvened Meeting. Shareholders who have already deposited a proxy or submitted voting instructions in respect of the special business to be considered at the Meeting do not have to take any further action to vote their shares in respect of such matters unless they wish to change their voting instructions.

Other Information

In connection with the wind-up of Forbes, one distribution will be made to shareholders which will include the cash proceeds realized under the Asset Sale less any payments made in respect of Forbes’s remaining ongoing costs and liabilities. If the Company completes the sale of all or substantially all of its assets at the US$4.0 million purchase price set forth in the Pharmachem Revised Offer, the Company expects the net proceeds of the Liquidation to be in the range of Cdn $0.50 to Cdn $0.58 per share.

The distribution is expected to occur within six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator, Abakhan & Associates Inc. It is expected that, following the distribution, Forbes’s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of Forbes will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of Forbes may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) Forbes’s net cash position at closing; (iii) the absence of unidentified claims; (iv) inventories of the Reducol business at the time of closing; or (v) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, Forbes can give no assurances as to the total amount and timing of distributions to Forbes’ shareholders.

Copies of the Pharmachem Asset Purchase Agreement between Forbes and Pharmachem will be filed with the Canadian and US securities regulatory authorities and will be available at the Canadian SEDAR website at www.sedar.com and at the US EDGAR website at http://www.sec.gov.

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Pharmachem Laboratories, Inc.
Pharmachem Laboratories, Inc. is a premier international innovator, manufacturer and supplier of the finest quality ingredients. They deliver optimal solutions tailored to meet customer needs across a complex matrix of industries including nutritionals, food and beverages, flavors and fragrances. For more information about Pharmachem Laboratories, Inc., please visit www.pharmachemlabs.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Pharmachem Revised Offer and the Pharmachem Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company will not complete the Asset Sale in accordance with the terms of Pharmachem Asset Purchase Agreement, the Pharmachem Revised Offer or at all or that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify Pharmachem in accordance with the terms of the Pharmachem Asset Purchase Agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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